November 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-3, as amended Filed November 9, 2017, and amended on November 17, 2017 File No. 333-221477

Acceleration Request
Requested Date: November 27, 2017
Requested Time: 4:00 P.M. EST

Dear Mr. Edwards:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Sonoma Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to Monday, November 27, 2017 at 4:00 p.m. EST or as soon as practicable thereafter.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Jim Schutz

By: Jim Schutz

Chief Executive Officer

cc: Amy Trombly, Esq.